Guskin Gold Corp. 4500 Great America Parkway, Suite 100 Santa Clara, CA 95054 USA Tel: (408) 766-1511 www.guskingold.com

April 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance,

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Re:	Guskin Gold Corp.
Registration Statement on Form S-1/A
File No. 333- 252375

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Guskin Gold Corp. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on Monday, April 12, 2021, or as soon thereafter as possible.

* * * *

Sincerely,

Guskin Gold Corp.

/s/ Naana Asante

Naana Asante

Chief Executive Officer

cc:	Anuja A. Majmudar, Securities and Exchange Commission
Kevin	Dougherty, Securities and Exchange Commission
Jessica	M. Lockett, Esq.